1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 20, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONNECTED TRANSACTION -
DISPOSAL OF EQUITY INTERESTS IN
CHINA ALUMINUM INTERNATIONAL
CONSTRUCTION LIMITED*

SUMMARY

In compliance with the relevant laws and regulations on transfer of state-owned equity interests in the PRC, CIT, a subsidiary of the Company, listed the Equity Interests in CICL on CBEX on 22 November 2010 for open bidding by public bidders. Chinalco, being the only bidder for the Equity Interests, successfully bid the Equity Interests and on 20 December 2010, CIT, as vendor, entered into the Agreement with Chinalco, as purchaser, for the Disposal of the Equity Interests in CICL to Chinalco at a consideration of RMB156,986,000 (equivalent to approximately HK$183,673,620).

Chinalco, being the controlling shareholder of the Company, is a connected person of the Company for the purpose of the Listing Rules. Hence, the Disposal constitutes a connected transaction of the Company as defined under Rule14A.13(1)(a) of the Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the Disposal is more than 0.1% but less than 5%, the Disposal is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

I.	INTRODUCTION

In compliance with the relevant laws and regulations on transfer of state-owned equity interests in the PRC, CIT, a subsidiary of the Company, listed the Equity Interests on CBEX on 22 November 2010 for open bidding by public bidders. Chinalco, being the only bidder for the Equity Interests, successfully bid the Equity Interests and on 20 December 2010, CIT, as vendor, entered into the Agreement with Chinalco for the Disposal of the Equity Interests in CICL, being all of CIT's interests in CICL, to Chinalco at a consideration of RMB156,986,000 (equivalent to approximately HK$183,673,620). Upon completion of the Agreement, the Company shall cease to have any interest in CICL.

II.	THE AGREEMENT

A.	Date

20 December 2010

B.	Parties

(i)	CIT, as vendor; and

(ii)	Chinalco, as purchaser

C.	Consideration

RMB156,986,000 (equivalent to approximately HK$183,673,620), of which:

(i)	RMB109,986,000 (equivalent to approximately HK$128,683,620) shall be paid by Chinalco in cash within 5 business days from the date of the Agreement; and

(ii)

RMB47,000,000 (equivalent to approximately HK$54,990,000), which has been paid by Chinalco to CBEX as earnest money when Chinalco submitted its bid for the Equity Interests, shall be applied as part payment of the Consideration.

D.	Other material terms

The Agreement contains the following material terms:

(i)

in the event that a Party terminates the Agreement otherwise than in accordance with the Agreement, such Party shall pay to the other Party an amount equivalent to 5% of the Consideration and compensate the other Party for any losses it incurs as a result of the termination of the Agreement;

(ii)

in the event of late payment of the Consideration by Chinalco, interest shall accrue on the unpaid portion of the Consideration at the rate of 0.02% per day. If the Consideration is not paid within 5 days from the due date of the same, CIT shall be entitled to terminate the Agreement and Chinalco shall pay an amount equivalent to 5% of the Consideration to CIT as compensation;

(iii)

in the event that CIT fails to perform its filing and registration obligations in respect of the transfer of the Equity Interest under the Agreement, Chinalco shall be entitled to terminate the Agreement and CIT shall pay an amount equivalent to 5% of the Consideration to Chinalco as compensation; and

(iv)

in the event that CIT fails to disclose, or CIT's disclosure omits, information on the assets or indebtedness of CICL, which may have a material adverse impact on the position of CICL or an impact on the Consideration, Chinalco shall be entitled to terminate the Agreement and CIT shall pay an amount equivalent to 5% of the Consideration to Chinalco as compensation. If Chinalco does not exercise its right to terminate the Agreement, CIT shall compensate Chinalco for any losses (attributable to the Equity Interests) that CICL may incur as a result of the relevant asset or indebtedness.

The Consideration was determined by the bidding price submitted by Chinalco to CBEX when it bid for the Equity Interests. As part of the listing requirements of CBEX, CIT instructed Beijing Zhongfeng Asset Evaluation Limited to prepare the Valuation Report, which was available to the public bidders for assessment of the value of the Equity Interests.

The profit expected to arise from the Disposal (before deducting taxes and other expenses payable by CIT in respect of the Disposal), being the difference between the Consideration and the net book value of the Equity Interests, is RMB 146,986,000 (equivalent to approximately HK$171,973,620). CIT intends to use the net proceeds arising from the Disposal as its working capital.

III.	REASONS FOR THE DISPOSAL

In view of the complex structure of the Group and the intersect holdings of interests in various companies within the Group between the Company and Chinalco, the Directors consider that the Disposal will simplify the Group's structure and improve the quality of management and corporate governance of the Group.

Having considered the above, the Directors (including the independent non-executive Directors) are of the view that the Disposal (including the basis of the Consideration) is on normal commercial terms which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

IV.	INFORMATION ON CICL

CICL is established in the PRC with limited liability and is owned as to 5% by CIT and 95% by Chinalco. The business scope of CICL comprises: (i) licensed business activities: secondment of personnel necessary for overseas projects; and (ii) general business activities: exploration, design, consulting, general contracting, supervision, sale of equipments and raw materials of PRC construction projects; exploration, design, consulting, general contracting and supervision of overseas non-ferrous metal construction projects and PRC construction projects open for international tenders; import and export businesses and property management.

In accordance with PRC Generally Accepted Accounting Principles, the audited consolidated profits (before and after taxation and extraordinary items) attributable to the Equity Interests for the financial years ended 31 December 2008 and 31 December 2009 are set out as follows:

	Year ended	Year ended
	31 December	31 December
	2009	2008
	(RMB)	(RMB)

Profit before taxation and extraordinary items	12,358,630	18,274,410
	(equivalent to	(equivalent to
	approximately	approximately
	HK$14,459,597)	HK$21,381,060)
Profit after taxation and extraordinary items	10,945,880	15,360,055
	(equivalent to	(equivalent to
	approximately	approximately
	HK$12,806,680)	HK$17,971,264)

The book value of the Equity Interests is RMB10,000,000 (equivalent to approximately HK$11,700,000) as at 31 December 2009 and the appraised value of the Equity Interests is RMB156,986,000 (equivalent to approximately HK$183,673,620), based on the Valuation Report.

V.	INFORMATION ON THE COMPANY AND CHINALCO

The Company is the largest producer of alumina and primary aluminum in the PRC. It is principally engaged in bauxite mining, alumina refining and primary aluminum smelting.

Chinalco, the controlling shareholder of the Company, is a state-owned enterprise established in accordance with the laws of the PRC. It is principally engaged in (i) investment and operation management of state-owned assets; (ii) bauxite mining, alumina refining, smelting, processing and trading of aluminum; (iii) mining, smelting, processing and trading of rare metals and rare earth; (iv) mining, smelting, processing and trading of copper and other nonferrous metals; and (v) related engineering and technological services.

VI.	THE LISTING RULES IMPLICATIONS

Chinalco, being the controlling shareholder of the Company, is a connected person of the Company for the purpose of the Listing Rules. Hence, the Disposal constitutes a connected transaction of the Company as defined under Rule14A.13(1)(a) of the Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the Disposal is more than 0.1% but less than 5%, the Disposal is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	means the equity transfer agreement dated 20 December 2010 entered into between CIT as vendor and Chinalco as purchaser in relation to the Disposal;

"Board"	means the board of directors of the Company;

"CBEX"	means China Beijing Equity Exchange Group, an equity exchange services institution authorised by the Beijing Municipal Government of the PRC;

"Chinalco"	means Aluminum Corporation of China, a state-owned enterprise established in the PRC and the controlling shareholder of the Company;

"CICL"	means China Aluminum International Construction Limited*, a limited liability company established in the PRC owned as to 5% by CIT and 95% by Chinalco;

"CIT"	means China Aluminum International Trading Co., Ltd.*, a limited liability company incorporated in the PRC and a subsidiary of the Company owned as to 90.5% by the Company;

"Company"

means Aluminum Corporation of China Limited*, a joint stock limited company established in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Consideration"	means the consideration of the Disposal to be paid by Chinalco to CIT;

"Directors"	means the directors of the Company;

"Disposal"	means the disposal of 5% equity interests in CICL by CIT to Chinalco under the Agreement upon the successful bidding of the Equity Interests by Chinalco on CBEX;

"Equity Interests"	means the 5% equity interests in CICL owned by CIT, being all of CIT's interests in CICL;

"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;

"Group"	means the Company and its subsidiaries;

"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Parties"	means the parties to the Agreement, namely, CIT and Chinalco;

"PRC"	means the People's Republic of China excluding, for the purpose of this announcement only, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

"RMB"	means Renminbi, the lawful currency of the PRC; and

"Valuation Report"	means the asset valuation report on the Equity Interests dated 14 November 2010 prepared by Beijing Zhongfeng Asset Evaluation Limited*, an asset valuation company appointed by CIT.

For the purpose of this announcement, translations of RMB into Hong Kong dollars are made for illustration purposes only at the exchange rate of HK$1.17 to RMB1.00.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
20 December 2010

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lu Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary